United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Summary of the Decisions Taken at an Ordinary General Meeting of the Shareholders of ARACRUZ CELULOSE S.A., held on April 30, 2009

I. Presentation of the Accounts and Financial Statements

In the presence of Mr. Evandro César Camillo Coura (CPF/MF nº 729.695.397 -72), Aracruz’ Officer of Internal Control & Risk Management, Mr. Paulo Sérgio Ávila, a member of Aracruz’ Fiscal Council, and representatives of the company’s independent auditors Deloitte Touche Tohmatsu, Messrs. Charles Mace de Aguiar (CPF/MF nº 072.734.157 -07) and Walter Vinicius Barreto Brito Silva (CPF/MF nº 102.426.127 -17), the Management Report, Financial Statements and Report of the Independent Auditors for the financial year ended on December 31, 2008 were all approved, with the exception of an executive officer’s responsibility, which is under judicial discussion. Approval was also given of a Fiscal Council opinion, issued in a document dated March 26, 2009, which was presented at this general meeting and shall be filed at the company’s head office.

II. Allocation of Net Profit for the year and Ratification of Payment of Interest on Stockholders’ Equity

In the absence of any net profit for the year, approval was given for the ratification of the paying out of interest on stockholders’ equity ("ISE"), amounting to a gross total of R$ 155,000,000, against retained earnings and revenue reserves, which had been approved by the Executive Board at meetings held on March 18th and June 20th of 2008 for payment as from April 16th and July 16th of 2008, as follows:

  R$ 64,798,325.62, or R$ 142.44283401 for each block of 1,000 (one thousand) common stock, net of income tax withheld at source; and
  R$ 90,201,673.78, or R$ 156.68711741 for each block of 1,000 (one thousand) Class “A” and/or Class “B” preferred stock, net of income tax withheld at source.

III. Election of the Fiscal Council

In compliance with the provisions of article 161, paragraphs 1 to 4, of Law nº 6,404/76 and of CVM Instruction nº 324/00, the election was held of the members of the Fiscal Council, which, according to the by-laws, comprises 3 (three) members and an equal number of alternates and whose mandate shall run until the next Ordinary General Shareholder’s Meeting. The following were reelected as titular members: Messrs. PAULO SÉRGIO ÁVILA, Brazilian, married, accountant, bearer of identity card nº 39859300 SSP-PR, Ministry of Finance Social Security (CPF) nº 726.465.519 -91 and professional registration (CRC/PR) nº 039046/O-7, and domiciled at Rodovia Curitiba/Rio Branco do Sul, nº 1,303, in the city of Curitiba -PR, and LUIZ APARECIDO CARUSO NETO, Brazilian, married, administrator, bearer of identity card nº 12682626 SSP-SP, Ministry of Finance Social Security (CPF) nº 022.667.778 -82 and professional registration (CRA/SP) nº MS 45855, and domiciled at Rodovia Curitiba/Rio Branco do Sul, nº 1.303, in the city of Curitiba –PR; with their respective alternates: Messrs. Jorge Juliano de Oliveira, Brazilian, married, accountant, bearer of identity card nº 12.468.399 -4-SSP/SP and Ministry of Finance Social Security (CPF/MF) nº 036.002.768 -75, and domiciled in the city of São Paulo – SP, at Rua Amauri nº 255 – 12th floor, and Paulo César Santos, Brazilian, married, accountant, bearer of identity card nº 3497093-9-SSP/PR and Ministry of Finance Social Security (CPF/MF) nº 536.734.339 -20, and domiciled at Rodovia Curitiba/Rio Branco do Sul, nº 1,303, in the city of Curitiba – PR. In a separate vote, held in strict observance of the rule laid down in the first part of article 161, paragraph 4, sub-item "a", of Law nº 6,404/76, in which the controlling shareholders did not participate, the holders of the company’s preferred stock elected as their representative on the Fiscal Council Mr. ARMANDO SIMÕES DE CASTRO FILHO, Brazilian, separated, lawyer, bearer of identity card nº 200143-OAB/SP and Ministry of Finance Social Security (CPF/MF) nº 042.740.087 -20, and domiciled at Rua Manoel da Nóbrega, nº 318 – aptº 62, Paraíso, in the city of São Paulo – SP, with altermate Mr. Tadeu José Cotrin Ribeiro, Brazilian, divorced, lawyer, bearer of identity card nº 6012482-SSP/SP and Ministry of Finance Social Security (CPF/MF) nº 6012482, and domiciled at Rua Húngara, nº 157– aptº 82, Vila Ipojuca, in the city of São Paulo – SP.

IV. Setting the Collective Annual Remuneration of the Management and Members of the Fiscal Council

The management’s collective annual remuneration was set at up to R$ 18,500,000 (eighteen million, five hundred thousand reais), while the acting members of the Fiscal Council shall receive individual monthly remuneration equivalent to 10% (ten percent) of the average amount assigned to each Director, not counting benefits, representation allowance or profit sharing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer